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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Mark One

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2001

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                              to                             .

Commission file number 000-24939

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

EAST WEST BANK EMPLOYEES
401(k) SAVINGS PLAN

Financial Statements

December 31, 2001 and 2000

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EAST WEST BANCORP, INC.
415 Huntington Drive
San Marino, California 91108

This report contains a total of    pages.

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001:
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets Held (at End of Year) December 31, 2001	8
Form 5500, Schedule H, Part IV, Schedule of Reportable Transactions for the Year Ended December 31, 2001	9
SIGNATURES	10
EXHIBIT

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of
East West Bank
Employees 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of East West Bank Employees 401(k) Savings Plan (the "Plan") as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefit for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Prudential Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 2000 statement of net assets available for benefits, except for comparing the information provided by the trustee, which is summarized in Note 3, with the related information included in the statement of net assets available for benefits.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's statement of net assets available for benefits as of December 31, 2000. The form and content of the information included in the 2000 statement of net assets available for benefits, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above, of East West Bank Employees 401(k) Savings Plan as of December 31, 2001 and for the year then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2001 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 31, 2001 and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
June 7, 2002

EAST WEST BANK

EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
		(Unaudited)
Cash and cash equivalents	$1,101,337	$965,820
Investments, at fair market value (Note 3)	13,654,942	13,794,757
Loans to participants	228,276	275,258

NET ASSETS AVAILABLE FOR BENEFITS	$14,984,555	$15,035,835

See accompanying notes to the financial statements.

EAST WEST BANK

EMPLOYEES 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2001

ADDITIONS—
Additions to net assets attributed to:
Investment income:
Interest	$57,826
Dividends on common stock	12,144

Net investment income	69,970

Contributions:
Participant	1,560,942
Employer	922,793

Total contributions	2,483,735

Total additions	2,553,705

DEDUCTIONS—
Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 3)	2,337,393
Withdrawals and payments made to participants	1,115,405

Total deductions	3,452,798

NET DECREASE IN NET ASSETS	(899,093)
TRANSFER FROM RISK SERVICES INC. 401(k) PROFIT SHARING PLAN (Note 1)	335,783
TRANSFER FROM PRIME BANK 401(k) RETIREMENT PLAN TRUST (Note 1)	512,030
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,035,835

End of year	$14,984,555

See accompanying notes to the financial statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001

1.    DESCRIPTION OF THE PLAN

        The following description of the East West Bank Employees 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for more complete information.

        General—The Plan is a defined contribution plan designed to provide retirement benefits financed by participants' tax deferred contributions and company contributions on behalf of the participating employees. The Plan is administered by an Administrative Committee appointed by the Board of Directors of East West Bank, the Plan's sponsor (the "Bank" or the "Plan Sponsor"). Prudential Trust Company (the "Trustee") serves as the trustee for the Plan. The Plan became effective January 1, 1986. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). In two separate transactions on February 12, 2002 and March 7, 2001, the assets of Risk Services Inc. 401(k) Profit Sharing Plan were merged into the Plan. On April 23, 2001, the assets of Prime Bank's 401(k) Retirement Plan Trust were merged into the Plan.

        Eligibility—Under the terms of the Plan, employees of the Bank become eligible to participate in the Plan as of the first day of the first calendar month beginning after the date the employee attains the age of 21 years and completes one year of service (more than 1,000 hours) with the Bank.

        Contributions—Eligible employees may elect to defer up to 15 percent of their compensation before taxes (limited to $10,500 in 2001 and 2000). In 2000, the Bank matched 75 percent of the first 6 percent of a participant's deferred compensation. Effective January 2001, the Plan was amended so that the Bank matches 100 percent of the first 6 percent of a participant's deferred compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. Effective January 2000, the Plan was amended so that the employer matching contributions are made with the Bank's common stock.

        Vesting, Benefits, and Benefits Payable—Participants are fully vested in the portion of their accounts which resulted from their contributions and earnings on their voluntary contributions. Participants become vested in the contributions received from the Plan Sponsor at the rate of 20 percent per year for each full year of service after the first year, so that the participants become 100 percent vested after five years of credited service.

        Benefits are recorded when paid. No benefits due to participants who have withdrawn from participation in the Plan existed as of December 31, 2001 and 2000.

        Benefit payments are determined and disbursed by the Trustee upon notification of the participant's death, disability, retirement, or termination of employment.

        Forfeitures—Terminated participants forfeit their nonvested benefits to the Plan. These benefits reduce the amount of future employer contributions.

        Participant Accounts—Each participant's account is credited with the participant's contribution, the Bank's contribution, the Plan's earnings or losses, and, if applicable, rollovers from plans of prior employers. Allocations of earnings or losses are based on account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

        Loans to Participants—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant notes fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. At December 31, 2001 and 2000, interest rates on outstanding loans to participants ranged from 6.50 to 10.50 percent. Principal and interest are paid ratably through bimonthly payroll deductions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

        Valuation of Investments—The investments are valued at fair value as reported to the Plan by the Trustee.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Risk Management—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

        Administrative Expenses—Administration expenses of the Plan are paid by the Plan Sponsor, as provided in the Plan Document.

        Investment Income—The Plan presents in the statements of changes in net assets available for benefits the net appreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.    INVESTMENTS

        The following presents the Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000:

	2001
*	East West Bancorp, Inc. Common Stock	$3,251,548
	Franklin California Growth Fund	1,682,117
	Putnam New Opportunities Fund	1,281,616
	Prudential Stock Index Fund Z	1,087,041
	MFS Total Return Fund	1,028,807
	AIM Value Fund	937,736
*	Nonparticipant directed
	2000 (unaudited)
	Franklin California Growth Fund	$2,232,900
*	East West Bancorp, Inc. Common Stock	1,939,189
	Putnam New Opportunities Fund	1,790,120
	Prudential Stock Index Fund	1,081,993
	MFS Total Return Fund	927,373
	Putnam OTC Emerging Growth Fund	860,816
	Fidelity Advisor Equity Growth Fund	834,383
	AIM Value Fund	809,617
*	Nonparticipant directed

        During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the year ended December 31, 2001:

Mutual funds	$(2,485,292)
Common stock	147,899

Total	$(2,337,393)

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

        Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows as of December 31, 2001 and 2000 and for the year ended December 31, 2001:

	2001	2000
		(Unaudited)
Net assets—
East West Bancorp, Inc. common stock	$3,251,548	$1,939,189

Changes in net assets:
Net appreciation	$146,878
Employer contribution	922,793
Participant contribution	133,542
Benefits paid to participants	(56,403)
Dividends	12,144
Transfers from participant-directed investments	195,983
Transfers to participant-directed investments	(42,578)

Net change	1,312,359
East West Bancorp Inc. common stock, beginning of year	1,939,189

East West Bancorp Inc. common stock, end of year	$3,251,548	$1,939,189

5.    RELATED-PARTY TRANSACTIONS

        Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Bank for investment management services amounted to $17,717 for the year ended December 31, 2001.

6.    PLAN TERMINATION

        Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, all participant accounts will become 100 percent vested and will be distributable to participants in accordance with the Plan.

7.    FEDERAL INCOME TAX STATUS

        The Internal Revenue Service has determined and informed the Bank by a letter dated November 28, 1995, with provisions subject to adoption of certain proposed amendments, that the Plan and the related trust were designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been subsequently amended to comply with provisions specified in the determination letter. The Plan Sponsor believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC as of December 31, 2001.

EAST WEST BANK

EMPLOYEES 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS HELD (AT END OF YEAR)

DECEMBER 31, 2001

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Prudential Investments	Prudential Money Market Fund	$741,839	$741,839
*	Prudential Investments	Prudential Privilege Money Market Fund	359,498	359,498
	Franklin Advisors	52,963 shares, Franklin California Growth Fund	2,108,134	1,682,117
	Putnam Investment Management	31,274 shares, Putnam New Opportunities Fund	1,716,142	1,281,616
*	Prudential Investments	42,546 shares, Prudential Stock Index Fund Z	1,296,685	1,087,041
	Massachusetts Financial Services	71,050 shares, MFS Total Return Fund	1,004,456	1,028,807
	AIM Advisors	86,268 shares, AIM Value Fund	1,044,727	937,736
	Fidelity Management & Research	14,740 shares, Fidelity Advisor Equity Growth Fund	823,001	717,688
	Putnam Investment Management	66,767 shares, Putnam OTC Emerging Growth Fund	1,259,111	500,750
	Franklin Advisors	32,911 shares, Franklin Convertible Securities Fund	460,346	467,340
	Massachusetts Financial Services	32,190 shares, MFS Capital Opportunities Fund	551,288	432,307
	Putnam Investment Management	54,874 shares, Putnam Global Growth Fund	679,222	419,788
	AIM Advisors	18,696 shares, AIM Constellation Fund	537,731	413,188
	Massachusetts Financial Services	20,456 shares, MFS Research Fund	456,695	384,565
*	Prudential Investments	9,695 shares, Stable Value Fund	275,292	301,642
*	Prudential Investments	19,281 shares, Prudential Global Growth Fund A	361,361	257,210
	Alliance Capital Management	14,957 shares, Alliance Bond Fund	189,972	183,226
	Putnam Investment Management	17,999 shares, Putnam Diversified Income Fund A	189,114	167,393
	Massachusetts Financial Services	14,609 shares, MFS Government Securities Fund A	141,584	140,980
*	East West Bancorp, Inc.	126,274 shares, Common Stock East West Bancorp, Inc.	2,150,603	3,251,548
	Loans to participants	$417,400 original amount, 6.50% — 10.50% interest rate, due through 2006		228,276

				$14,984,555

*
Party-in-interest.

EAST WEST BANK

EMPLOYEES 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2001

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF FIVE PERCENT OF PLAN ASSETS AT BEGINNING OF YEAR

	(a)	(b)	(c)	(d)	(g)	(h)	(i)
	Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or Loss
*	EAST WEST BANCORP, INC.	East West Bancorp, Inc. Common Stock	$1,359,224		$1,359,224	$1,359,224
*	EAST WEST BANCORP, INC.	East West Bancorp, Inc. Common Stock		$2,714,055	$2,677,261	$2,714,055	$36,794

*
Party in interest.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

        Dated: June 28, 2002

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
By	/s/ JULIA S. GOUW JULIA S. GOUW Executive Vice-President, Chief Financial Officer and Plan Administrator

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TABLE OF CONTENTS
  INDEPENDENT AUDITORS' REPORT
EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000
EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2001
  NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001
EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS HELD (AT END OF YEAR) DECEMBER 31, 2001
EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN FORM 5500, SCHEDULE H, PART IV SCHEDULE OF REPORTABLE TRANSACTIONS YEAR ENDED DECEMBER 31, 2001
SIGNATURES